[DECHERT LETTERHEAD]

July 15, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Patrick F. Scott, Esq.

Re:          The Universal Institutional Funds, Inc. (the “Fund”), on behalf of its International Magnum Portfolio (the “Portfolio”)

Dear Mr. Scott:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement (the “Proxy Statement”) on Schedule 14A, filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2010.  Below, we describe the changes made to the Proxy Statement in response to the Staff’s comments and provide responses to such comments, as requested.  These changes will be reflected in the Fund’s definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about July 15, 2010.  Defined terms used herein have the same meaning as that which is ascribed to them in the Proxy Statement.

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the Proxy Statement filing.

Comment 2.          Please divide the current Proposal to change the Portfolio’s investment objective and to reclassify the Portfolio’s investment objective as a non-fundamental policy of the Portfolio into two separate proposals.

Response 2.          The current Proposal has been divided into two Proposals as requested.

Comment 3.          The separate definitions of Stockholders and Insurance Companies is confusing.  Please clarify that the Insurance Companies are the Stockholders of the Portfolio and that they will vote the proxies based on voting instructions provided by the Contract Holders.

Response 3.          The disclosure has been clarified as requested.

Comment 4.          Please confirm whether in order to obtain a quorum and approve the Proposals, the Fund requires a specific percentage of Contract Owners to provide voting instructions to the Insurance Companies.

Response 4.          The Insurance Companies will provide Contract Holders with a copy of the Proxy Statement and voting instruction cards by which the Contract Owners can provide voting instructions to the Insurance Companies.  Shares for which no instructions are received by the Insurance Companies in time to be voted will be voted by the Insurance Companies in the same proportion as shares for which Contract Owners provided instructions.  Therefore, the Fund does not require the Insurance Companies to obtain voting instructions from a specific percentage of Contract Owners in order to obtain a quorum and approve the Proposals.  Disclosure regarding these voting arrangements is included in the Proxy Statement.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Richard Horowitz at 212.698.3525 (phone) or 212.698.3599 (fax) or Sheelyn Michael at 212.698.3623 (phone) or 212.698.3599 (fax).  Thank you.

Best regards,

/s/ Richard Horowitz

Richard Horowitz